FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a joint press release by Registrant and SES S.A. dated August 1, 2011, announcing that Registrant has been selected by SES for delivery of consumer Ka-band equipment for SES’s satellite-based internet service ASTRA2Connect.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 1, 2011	By: /s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

PRESS RELEASE

SES SELECTS GILAT FOR THE DELIVERY OF CONSUMER KA-BAND EQUIPMENT
FOR ASTRA2CONNECT

Gilat will provide user terminals enabling download speeds of up to 20 Mbit/s

Luxembourg / Israel, 1st August 2011 – SES S.A. (Euronext Paris and Luxembourg Stock Exchange: SESG) and Gilat Satellite Networks Ltd. (NASDAQ: GILT) today announced that they have signed an agreement for the delivery of network equipment and Ka-band end user terminals for SES’s satellite-based Internet service ASTRA2Connect.

The use of Gilat’s Ka-band platform will allow SES to deliver significantly faster Internet and Voice-over-IP services to private households and small businesses across Europe. Currently serving over 80,000 ASTRA2Connect end users, SES today operates the largest satellite-based broadband network in Europe.

The use of Ka-band end user terminals supporting download speeds of up to 20 Mbit/s is part of SES’s strategy to bring its successful ASTRA2Connect service to the next level. Starting in the fourth quarter of 2012, SES will further increase the performance of its ASTRA2Connect service by using additional multiple spot beam Ka-band capacity onboard its ASTRA 2F, 2E and 2G spacecraft to be launched between 2012 and 2014 and located at 28.2 degrees East.

“This is an important milestone for Gilat and a strong acknowledgement of our Ka-band technology. The use of Ka-band technology represents a significant shift in the satellite market. This agreement represents an important opportunity for Gilat to be at the forefront of next-generation satellite services, while providing consumers and businesses across Europe with valuable improvements in their day to day broadband services”, said Amiram Levinberg, Gilat's CEO. "Gilat’s innovative technology will set a new price performance level in the consumer and Small Office/ Home Office (SoHo) market."

“We are continuously enhancing our service offerings by providing satellite internet services at speeds comparable to standard terrestrial and terrestrial wireless networks such as DSL, cable, and LTE technologies.” said Patrick Biewer, Managing Director of ASTRA Broadband Services. “Gilat’s advanced VSAT technology featuring high data rates and cost effective terminal technology will allow us to further optimize our service proposition for the end-consumer market and to increase the competitive advantage of our satellite-based Internet service ASTRA2Connect.”

For further information, please contact:

Markus Payer
SES
+352 710 725 500
markus.payer@ses.com

Karen Mazor
Gilat Satellite Networks
+972 54 228 8039
karenm@gilat.com

About ASTRA Broadband Services S. A.

ASTRA Broadband Services is a 100% owned subsidiary of SES ASTRA operating SES ASTRA’s satellite broadband access ASTRA2Connect.

ASTRA2Connect is a bi-directional satellite broadband service, providing households and businesses in regions without terrestrial broadband networks a reliable and low-cost access to the broadband internet. Apart from an access to the internet, ASTRA2Connect provides VoIP telephony and the reception of all digital and analogue TV and radio channels on ASTRA.

ASTRA2Connect is today available in 23 European countries and has already more than 80,000 customers. With speeds of up to 6 Mb/s in download and easily installable hardware components (80cm satellite dish, iLNB and satellite modem), ASTRA2Connect has become the most successful satellite-based residential broadband network in Europe. Based on this success, SES ASTRA has also expanded its distribution network to East, West and Central Africa and the Middle East. ASTRA2Connect is also used by the maritime market for low-cost access to the broadband internet and for SCADA applications.

About SES

SES (Euronext Paris and Luxembourg Stock Exchange: SESG) wholly owns the market-leading satellite operators SES ASTRA and SES WORLD SKIES and participations in Ciel in Canada and QuetzSat in Mexico, as well as a strategic participation in satellite infrastructure start-up O3b Networks. SES provides outstanding satellite communications solutions via a global fleet of 45 satellites. For further information: www.ses.com

About Gilat

Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.